UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2008

_____

IRWIN FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

INDIANA	**0-6835**	**35-1286807**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE.

Irwin Financial Corporation intends to disclose the following in connection with communications with some of the depositors of its subsidiary banks: "Given national news of the past two weeks, we want to reassure you that we do not have any material exposure to Fannie Mae, Freddie Mac, Lehman Brothers, Washington Mutual or AIG. We do not own the common or preferred stock of any of these entities. We do own some mortgage backed securities issued or guaranteed by Fannie and Freddie, but the government's intervention was designed to protect the value of these securities. We have some routine derivatives contracts with Lehman Brothers; however, they do not owe us anything on these contracts, so we have no exposure to losses from their bankruptcy."


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


IRWIN FINANCIAL CORPORATION
(Registrant)


Date: September 18, 2008   By: /s/ Matthew F. Souza
                                        _____

                                        MATTHEW F. SOUZA
                                        Chief Administrative Officer